Zillow Group, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

September 9, 2019
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brittany Ebbertt, Senior Staff Accountant

Re:	Zillow Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 21, 2019
Form 8-K furnished May 9, 2019
File No. 001-36853

Dear Ms. Ebbertt:
This letter supplements our August 7, 2019 response to the letter dated July 31, 2019, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) and the Current Report on Form 8-K furnished on May 9, 2019 (the “Form 8-K”) for Zillow Group, Inc. (“Zillow Group” or the “Company”) with regards to the Staff’s comment on the Company’s non-GAAP measure for Return on Homes Sold After Interest Expense.
The Company notes that ASC 330-10-30-1 establishes that the primary basis of accounting for inventories is cost, which has been defined generally as the price paid or consideration given to acquire an asset. As applied to inventories, cost means in principle, the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location. It is understood to mean acquisition and production cost, and its determination involves many considerations.
As background, Zillow Offers was formed as a service to buy homes directly from homeowners, make necessary repairs and resell the homes. The Company notes that the period of time a home undergoes renovation (the “renovation period”) is relatively short as compared to the total period of time a home is held in inventory (the “holding period”). The vast majority of the holding period generally represents the time a home is held for sale after the renovation period is complete (the “selling period”).
Zillow Group notes the following expenses are incurred related to the Company’s Zillow Offers business. The Company is providing the Staff with supplemental details regarding costs that are capitalized in inventory and costs that are expensed as incurred as organized by financial statement caption within the Company’s statements of operations:
Cost of revenue
Pursuant to ASC 330-10-30-1, the Company capitalizes home acquisition costs within inventory, as these costs are incurred by the Company to acquire homes from homeowners. Capitalized inventory costs are subsequently recognized in cost of revenue when a home is sold and the related revenue is recognized. These capitalized home acquisition costs include the following:
○ The net purchase price of the home
○ Title and escrow fees
○ Transfer taxes
○ Home inspection costs

September 9, 2019

○ Agent commissions paid on the home purchase
○ The portion of the home acquisition teams’ headcount-related costs associated with homes that are ultimately purchased by Zillow Group
The home acquisition teams include the various teams associated with the Company’s purchase of homes. These teams include the Zillow Advisor Team, which serves as the dedicated advisor to the homeowner throughout the Zillow Offers process, and the pricing, underwriting, estimator, agent relations, and closing teams.
In addition, the Company capitalizes renovation costs incurred during the renovation period (including capitalized labor for the home renovations team) pursuant to ASC 330-10-30-1 because the renovation costs increase the value of the original home asset acquired.
Inventory valuation adjustments are also recorded within cost of revenue. Pursuant to ASC 330-10-35-1B, the Company’s inventory is measured at the lower of cost or net realizable value. When the net realizable value of the Company’s inventory is lower than its cost, the difference is recognized as a loss in the period in which it occurs, and the capitalized value of the impacted homes on the balance sheet is adjusted down to net realizable value.
The remaining expenses included in cost of revenue primarily relate to corporate costs allocated to the Homes segment, such as headcount expenses, including share-based compensation expense, hosting-related costs, and depreciation and amortization expense, all of which relate to the operation of our website, which do not qualify for capitalization to inventory.
Sales and marketing
During the holding period, the Company incurs certain holding costs which are expensed as incurred within sales and marketing. These holding costs include:
○ Homeowners association dues and assessments
○ Property taxes
○ Insurance costs
○ Utilities
○ Recurring cleaning and general maintenance costs
Given these holding costs are incurred during the selling period of the home, they are expensed as incurred. Per ASC 330-10-30-8, selling expenses constitute no part of inventory costs.
We also considered whether holding costs incurred during the renovation period should be capitalized as inventory as they could be viewed as production costs (as discussed in ASC 330-10-30-1) incurred to bring a home to its resalable condition. However, given the relatively short renovation period and the insignificant amount of holding costs incurred during the renovation period, holding costs incurred during the renovation period are currently expensed as incurred because they do not have a significant impact on the financial statements.
The Company also incurs the following costs upon the sale of a home:
○ Home staging costs
○ Title, escrow and listing fees
○ Transfer taxes
○ Agent commissions on the home sale
Pursuant to the guidance included in ASC 330-10-30-8, the costs incurred upon the sale of a home are expensed as incurred given selling expenses constitute no part of inventory costs as discussed above.

September 9, 2019

The remaining expenses included in sales and marketing, all of which are indirect costs that do not qualify for capitalization to inventory, include the following:
○ Headcount-related costs including:
i. Salaries, benefits, and share-based compensation expense for individuals engaged in the sales and marketing functions including allocated corporate costs for marketing, advertising and public relations employees
ii. The portion of the home acquisition teams’ costs that do not result in the acquisition of inventory
○ Depreciation and amortization expense
○ Zillow Offers advertising costs and corporate advertising costs allocated to the Homes segment
Technology and development
Technology and development costs for the Zillow Offers business include the following items, all of which are indirect costs that do not qualify for capitalization to inventory:
○ Headcount related costs, including salaries, benefits, and share-based compensation expense for individuals engaged in the design, development and testing of our website and the tools and applications that support our products and operations
○ Website development costs
○ Other software and data costs
○ Depreciation and amortization expense
General and administrative
Per ASC 330-10-30-8, general and administrative expenses ordinarily shall be charged to expense as incurred. Our general and administrative expenses are not clearly related to production and therefore do not constitute a part of inventory costs.
Items classified as general and administrative expenses related to the Zillow Offers business include the following costs:
○ Headcount related costs, including salaries, benefits, and share-based compensation expense for executive, finance, accounting, legal, human resources and recruiting
○ Corporate information technology costs
○ Facilities costs
Interest expense
The Company incurs interest costs on its revolving credit facilities used to purchase homes in the Zillow Offers business. The Company expenses all interest costs as incurred.
Per the guidance included in ASC 835-20-15-2, interest is capitalizable for all assets that require a period of time to get them ready for their intended use. In accordance with ASC 835-20-15-2, the Company has determined that interest costs related to a home should be expensed during the selling period.
The Company also determined it would be appropriate to expense interest costs during the renovation period. ASC 835-20-15-3 indicates that interest capitalization is required only when the balance of informational benefit and the cost of implementation is favorable, for example, where construction takes considerable time, entails substantial expenditures, and is likely to involve a significant amount of interest cost. Given the relatively short duration of the renovation period and the relatively insignificant amount of interest expense that would be attributable to each home during the renovation period, interest costs incurred during the renovation period are expensed as incurred.

September 9, 2019

***
As stated in the letter to the Staff dated August 7, 2019, the Company reiterates that Return on Homes Sold After Interest Expense is one of the primary measures used by management in making investment decisions and evaluating unit-level economics for the Zillow Offers business. The measure is intended to convey the unit level economics of homes sold during the period by presenting the revenue and associated expenses directly attributed to an individual home sold, both in total and on a per home basis. Thus, the following is a detailed description of the costs excluded from the Company’s measure of Return on Homes Sold After Interest Expense:
Depreciation and amortization
All non-cash depreciation and amortization expense recorded in the Homes segment.
Share-based compensation
All non-cash share-based compensation expense recorded in the Homes segment.
Costs incurred in the current period related to homes not sold in the current period
Holding costs (homeowners association dues and assessments, property taxes, insurance costs, utilities, cleaning and general maintenance costs) and interest expense incurred and expensed in the current period associated with homes that remain in inventory as of period end.
Inventory valuation adjustments and indirect expenses included in cost of revenue
Inventory valuation adjustments recorded during the period associated with homes that remain in inventory at period end as well as corporate costs allocated to the Homes segment, such as headcount expenses, including share-based compensation expense, hosting-related costs, and depreciation and amortization expense, all of which relate to the operation of our website.
Indirect marketing and advertising costs included in sales and marketing
○ Headcount-related costs including:
i. Salaries, benefits, and share-based compensation expense for individuals engaged in the sales and marketing functions including allocated corporate costs for marketing, advertising, customer support and public relations employees
ii. The portion of the home acquisition teams’ costs that do not result in the acquisition of inventory
○ Zillow Offers advertising costs and corporate advertising costs allocated to the Homes segment
Indirect costs included in technology and development expense
All costs other than depreciation and amortization and share-based compensation expense, as described above, recorded in technology and development expense.
Indirect costs included in general and administrative expense
All costs other than depreciation and amortization and share-based compensation expense, as described above, recorded in general and administrative expense.
***
In future public disclosures and filings that include presentation of the Company’s measure of Return on Homes Sold After Interest Expense, the Company will revise the footnotes included in the reconciliation of the non-GAAP measure to the nearest GAAP measure to further clarify the costs that are included and excluded from the calculation of Return on Homes Sold After Interest Expense as follows (the footnotes below correspond to the reconciliation table included in the supporting tables furnished with the Company’s earnings release for the three and six month periods ended June 30, 2019):

September 9, 2019

(1) Amount represents costs incurred in prior periods associated with homes sold in the current period that were not eligible for inventory capitalization and were therefore expensed as period costs. These costs include holding costs (e.g., homeowners association dues, property taxes, insurance, utilities, cleaning and maintenance costs) and interest expense incurred in prior periods.
(2) Amount represents costs ineligible for inventory capitalization including holding costs (e.g., homeowners association dues, property taxes, insurance, utilities, cleaning and maintenance costs) and interest expense that were expensed as period costs during the period associated with homes that remain in inventory as of period end.
(3) Includes inventory valuation adjustments recorded during the period associated with homes that remain in inventory at period end as well as corporate costs allocated to the Homes segment such as headcount expenses and hosting-related costs related to the operation of our website.
(4) Includes marketing and advertising expenses incurred during the period not directly related to purchasing, renovating and selling homes. These expenses include headcount-related costs including salaries and benefits for individuals engaged in the sales and marketing functions including allocated corporate costs for marketing, advertising and public relations employees, the portion of the home acquisition teams’ costs that do not result in the acquisition of inventory, Zillow Offers advertising costs and corporate advertising costs allocated to the Homes segment.
(5) Includes all technology and development expenses incurred during the period other than depreciation and amortization and share-based compensation expense.
(6) Includes all general and administrative expenses incurred during the period other than depreciation and amortization and share-based compensation expense.
***
We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (206) 470-7123.
Sincerely,

/s/ Jennifer Rock
Jennifer Rock

Chief Accounting Officer

cc:	Andrew B. Moore
Allison C. Handy

Perkins Coie LLP